Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

February 1, 2016 and February 4, 2016

Item 3	News Release

The news release announcing the execution of the product acquisition agreement and the amended and restated credit agreement was issued by the Company on February 1, 2016 and distributed through CNW Group and filed on SEDAR.

The news release announcing the closing of the product acquisition was issued by the Company on February 4, 2016 and distributed through CNW Group and filed on SEDAR.

Item 4	Summary of Material Change

On February 1, 2016, the Company, together with one of its indirectly wholly owned subsidiaries, entered into:

•	an agreement with UCB Pharma GmbH (“UCB”) to acquire rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (together, the “UCB Products”) in Europe and select other markets (the “UCB Purchase Agreement”); and
•	an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) between the Company, as borrower, the Bank of Montreal, as co-lead arranger, sole bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger and syndication agent, and certain credit parties and lenders thereto (the “Lenders”).

On February 4, 2016, the Company completed the acquisition of the UCB Products.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

UCB Purchase Agreement and Acquisition of the UCB Products

The Company, together with one of its wholly owned subsidiaries, entered into the UCB Purchase Agreement with UCB on February 1, 2016. The agreement is effective as of February 4, 2016. Under the terms of the UCB Purchase Agreement, the Company’s subsidiary agreed to purchase the UCB Products from UCB and the Company agreed to guarantee the obligations of its subsidiary to UCB.

The Company’s wholly owned subsidiary completed the purchase of the UCB Products on February 4, 2016. The purchase price paid for the UCB Products was #eu#92 million. In addition, existing UCB Product inventory will be purchased and paid for within 60 days of the closing date. The UCB Products acquired include the UCB Products in a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The UCB Products include exclusive rights to manufacture, market and sell the UCB Products in twenty European countries, Mexico, Turkey and South Korea (the “Territories”). The European countries in the Territory include France, Germany, Italy, Spain and the United Kingdom. Approximately 80% of revenues from the UCB Products are derived from countries where Merus’ existing products are currently sold.

The rights acquired in connection with the UCB Products include exclusive know-how, business contracts, purchase orders, marketing authorizations, intellectual property, existing inventory relating to the UCB Products and goodwill. UCB has agreed to transfer to the Company the benefit of each marketing authorization which it holds in relation to the UCB Products, subject to the terms and conditions of a transitional services agreement (the “TSA”) and as more particularly provided in the UCB purchase agreement.

Under the TSA:

•	the Company’s subsidiary will apply for the approval of the transfers of the marketing authorizations for the UCB Products in the relevant Territories, and UCB will provide regulatory transitional services, subject to reimbursement of its costs and expenses, pending the approval and completion of the transfers of the marketing authorizations under a regulatory transition plan to be agreed upon within 60 days of closing;
•	pending the transfers of the marketing authorizations in the relevant jurisdictions, the Company’s subsidiary will deliver existing stock purchased from UCB in order to enable UCB to complete sales under the TSA, and will order any additional required inventory from UCB’s designated supplier;
•	pending the transfers of the marketing authorizations, UCB will sell the UCB Products in the relevant Territories for the account of the Company’s subsidiary and UCB will pay to the Company’s subsidiary the profit derived from sales of the products in the relevant Territories based upon an agreed form of profit calculation; and
•	following completion of the marketing authorizations in a jurisdiction, the Company’s subsidiary will sell UCB products directly without involvement from UCB.

Merus funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated five year term debt facility (matching where the majority of the product revenue will occur) at a rate of 4.5%, decreasing as the Company de-leverages in accordance with the terms of the Amended and Restated Credit Facility.

A copy of the UCB Purchase Agreement is being filed concurrently on SEDAR with the filing of this Material Change Report. Investors are advised to refer to the copy of the filed agreement for a complete description of the terms of this agreement. The summary of material terms provided above is qualified by reference to the entirety of the agreement.

Amended and Restated Credit Facility

The Company entered into the Amended and Restated Credit Agreement with the Lenders concurrently with the execution of the UCB Purchase Agreement on February 1, 2016. The Amended and Restated Credit Agreement amends and restates the credit agreement dated September 8, 2014 entered into between the Company, as borrower, the Bank of Montreal, as agent, and certain credit parties and lenders thereto (the “Original Credit Agreement”).

The material terms of the Amended and Restated Credit Agreement are summarized as follows:

•	Pursuant to the terms of the Amended and Restated Credit Agreement, the Lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.
•	The applicable interest rates of loans advanced under the credit facilities are determined by reference of the ratio of the Company’s senior funded debt to its EBIDTA, as determined in accordance with the terms of the Amended and Restated Credit Agreement.
•	Advaces under the senior secured term facilities are repayable over a five year term, with equal quarterly repayments of the principal advanced.
•	All of the Company’s obligations under the Amended and Restated Credit Agreement are guaranteed by all material subsidiaries of the Company and are secured by the assets of the Company and the assets of and equity interests in its material subsidiaries.
•	The Company has converted the outstanding debt owing under the original credit agreement entered into in September 2014 in connection with its acquisition of Sintrom® into a Euro-denominated five year term debt facility under the Amended and Restated Credit Agreement.

A copy of the Amended and Restated Credit Agreement is being filed concurrently on SEDAR with the filing of this Material Change Report. Investors are advised to refer to the copy of the filed agreement for a complete description of the terms of this agreement. The summary of material terms provided above is qualified by reference to the entirety of the agreement.

5.2	Disclosure for Restructuring Transactions

 Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable

Item 7	Omitted Information

 Not applicable.

Item 8	Executive Officer

Andrew Patient

Chief Financial Officer

Telephone: (416) 593-3725

Item 9	Date of Report

February 11, 2016